File No.  70-09477

      As filed with the Securities and Exchange Commission on June 29, 2000

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        FORM U-1 APPLICATION-DECLARATION

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                         POST-EFFECTIVE AMENDMENT NO. 6
                                       TO

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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     Dominion Resources, Inc.                  Consolidated Natural Gas Company
     120 Tredegar Street                       120 Tredegar Street
     Richmond, VA 23219                        Richmond, VA 23219

                   (Name of company filing this statement and
                     address of principal executive offices)
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                            Dominion Resources, Inc.

                     (Name of top registered holding company
                     parent of each applicant or declarant)
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                                 James F. Stutts
                       Vice President and General Counsel
                            Dominion Resources, Inc.
                               120 Tredegar Street
                               Richmond, VA 23219

                     (Name and address of agent for service)
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                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

Norbert F. Chandler, Esq.               Tia S. Barancik, Esq.
Managing Counsel                        LeBoeuf, Lamb, Greene & MacRae, L.L.P.
Consolidated Natural Gas                125 West 55th Street
  Service Company, Inc.                 New York, NY 10019-5389
CNG Tower, 625 Liberty Street
Pittsburgh, PA 15222

                             APPLICATION-DECLARATION

                                      UNDER

                      SECTIONS 8, 9(a), 10, 11(b) and 12(d)

                                       OF

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                 FOR APPROVAL OF

                    DISPOSITION OF PUBLIC UTILITY SUBSIDIARY

Item 1.  Description of Proposed Transactions.

     This post-effective amendment to the Application-Declaration of the Applicants in File No. 70-09477 is submitted in connection with the merger (the "Merger") of Dominion Resources, Inc. ("DRI") and Consolidated Natural Gas Company ("CNG"), which was approved by the Securities and Exchange Commission (the "Commission") on December 15, 1999, HCAR No. 35-27113, and completed on January 28, 2000, and supplements and completes the record with respect to certain matters set forth therein.

     On May 8, 2000, DRI, CNG and Virginia Natural Gas, a wholly owned indirect subsidiary of DRI and a wholly owned direct subsidiary of CNG ("VNG"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with AGL Resources, Inc. ("AGL") pursuant to which DRI and CNG agreed to sell, and AGL agreed to purchase, all of the outstanding shares of capital stock of VNG for a purchase price of $550,000,000, subject to adjustment as set forth in the Stock Purchase Agreement. A copy of the Stock Purchase Agreement is annexed hereto as Exhibit B-2. DRI and CNG understand that AGL will separately be seeking authority from the Commission under the 1935 Act for its acquisition of VNG.

     This post-effective amendment acknowledges that DRI and CNG are required and authorized to dispose of VNG pursuant to Sections 11(b) and 12(d) of the Public Utility Holding Company Act of 1935 (the "1935 Act") and, in particular, seeks confirmation that the divestiture of VNG by DRI and CNG as contemplated by the Stock Purchase Agreement is being ordered pursuant to Section 11(b)(1) of the 1935 Act to effectuate the provisions of Section 11(b) of the 1935 Act and that such divestiture and the application of the proceeds of such divestiture to reduce outstanding indebtedness of CNG are necessary and appropriate to integrate the holding company system of which DRI and CNG are members.

Item 2.  Fees, Commissions and Expenses.

     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with seeking the authorizations herein requested are estimated as follows:

Fee, Commission or Expense                                      Thousands
--------------------------                                      ---------
Legal Fees and Expenses                                            $10
                                                                 =======
Total                                                              $10

Item 3.  Applicable Statutory Provisions.

     The following sections of the 1935 Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transactions for which authorization is sought in this Application-Declaration.

Section of/Rule under                      Transactions to which such
the 1935 Act                               Section/Rule is or may be applicable
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Sections 8, 9(a), 10, 11(b) and 12(d)      Acquisition and Disposition of Public
                                           Utility Subsidiary

     As noted above, on December 15, 1999, the Commission issued an order, HCAR No. 35-27113 (Dec. 15, 1999), approving the application of DRI under Section 9(a)(2) of the Public Utility Holding Company Act of 1935 (the "1935 Act") for the acquisition of CNG and its subsidiaries, including VNG. Under Section 10(f) of the 1935 Act, the SEC is prohibited from approving any acquisition subject to
Section 9(a)(2), including DRI's acquisition of CNG, "... unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11."

     DRI, in order to demonstrate to the Commission that DRI's proposed acquisition of CNG was in compliance with applicable State law, provided the Commission with, among other things, a copy of the order of the Virginia State Corporation Commission (the "Virginia Commission") approving the acquisition of CNG. The Virginia Commission's order was, however, subject to a number of conditions which were agreed to by DRI, including the condition that within 12 months following the completion of the acquisition of CNG, DRI would dispose of VNG. The Commission's order of December 15, 1999 approving DRI's acquisition of CNG acknowledged that each of the relevant States with jurisdiction over the CNG acquisition, including Virginia, had approved the acquisition and also acknowledged the fact that the Virginia Commission had mandated the divestiture of VNG. The Commission's order under the 1935 Act did not, however, recite the terms of the VNG disposition, pending completion of the record as none of the particulars relating to such disposition were then available.

     When DRI and CNG first announced their intention to merge, it was DRI's intention and plan to acquire CNG and all of CNG's assets and subsidiaries, including VNG. DRI believed that the acquisition of VNG as part of the overall acquisition of CNG was both sensible, as a business matter, and feasible, as a legal matter. DRI's agreement with the Virginia Commission to dispose of VNG was entered into reluctantly and only after it became apparent that the Virginia Commission would never act to approve DRI's acquisition of CNG unless DRI agreed to dispose of VNG.

     The Virginia Commission's requirement that DRI dispose of VNG as a condition to the Virginia Commission's approval of the acquisition of CNG was, in part, based on the Virginia Commission's Staff's interpretation of Virginia law. In some cases, Virginia law prohibits a public service corporation from conducting more than one kind of public service business in the state. Specifically, ss. 13.1-620(D) of the Code of Virginia provides that "[n]o corporation shall be organized under this chapter for the purpose of conducting in this Commonwealth more than one kind of public service business except that the telephone and telegraph businesses or the water and sewer businesses may be combined, but this provision shall not limit the powers of domestic corporations existing on January 1, 1996". DRI had argued to the Virginia Commission that this provision of Virginia law would not be implicated by the acquisition of CNG for several reasons as follows: First, neither DRI nor CNG is a public service corporation, so their "combination", directly or indirectly would not implicate the statute. Second, the public service businesses of the two Virginia public service companies in question, Virginia Electric and Power Company ("Virginia Power") and VNG, are not being combined, in that DRI and CNG are not proposing that these companies be merged. Third, if the statute could be construed to cover an indirect combination of public service businesses through common control over Virginia Power and VNG, both Virginia Power and VNG were domestic corporations existing on January 1, 1986 and are, therefore, grand-fathered under the statute. Ultimately, however, DRI was unable to persuade the Virginia Commission to permit DRI to acquire and retain VNG and DRI and the Virginia Commission Staff entered into a settlement that called for the disposition of VNG, which settlement was approved by, and made a part of the order of, the Virginia Commission.

     As noted above, the Commission may not approve an acquisition for which approval is required under Section 9(a) of the 1935 Act "... unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11." Also, as noted above, it was clear to DRI that the Virginia Commission would never act to approve DRI's acquisition of CNG unless DRI agreed to dispose of VNG. Thus, DRI could not have made the showing required by Section 10(f), viz., that all State laws in respect of the acquisition had been complied with, unless DRI agreed to divest of VNG. DRI notes that, as a theoretical matter, the Commission could have acted to approve DRI's acquisition of CNG even without Virginia Commission approval or, alternatively, could have ordered DRI to retain VNG notwithstanding the Virginia Commission's order of divestiture in reliance on the final clause of Section 10(f) which permits the Commission to disregard State laws applicable to a given acquisition "where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11." In point of fact, however, the Commission, with notice and full knowledge of the Virginia Commission's order mandating the VNG divestiture, chose not to challenge that order of divestiture and explicitly noted such requirement in its order approving the CNG acquisition under the 1935 Act. Such explicit acceptance of such requirement of divestiture effectively incorporated such requirement into the order of the Commission under the 1935 Act. Moreover, for the reasons set forth below, DRI and CNG respectfully submit that the Commission could not have approved DRI's acquisition of CNG in the absence of a showing of compliance with Virginia law; viz. in the absence of a disposition of VNG, as neither such compliance nor such disposition is and would be detrimental to the carrying out of the provisions of Section 11.

     DRI believes that the Commission's order approving the Merger requires DRI to dispose of VNG. However, as a registered holding company, DRI is now required to complete the record to document the terms and conditions upon which DRI may proceed with the disposition of VNG pursuant to the Stock Purchase Agreement. Under the present circumstances and given the facts of this situation, DRI acknowledges that the Commission has required DRI to divest VNG under Section 11(b)(1) of the 1935 Act.

The 1935 Act in General

     Section 1 of the 1935 Act is very clear that one of the principal evils the 1935 Act was designed to remedy was the fact that, in 1935, multistate holding companies with activities "extending over many States are not susceptible of effective control by any State and make difficult, if not impossible, effective State regulation of public utility companies." Thus, the 1935 Act requires the simplification of the corporate structures of holding company systems in order to enable States to regulate the production and distribution of energy. The 1935 Act is generally not concerned with those types of holding companies that can indeed be effectively regulated on the state level and provides exemptions for them in Section 3(a)(1) and Section 3(a)(2). The 1935 Act creates federal jurisdiction to regulate those holding companies that could otherwise escape State and local regulation, but there is no indication in the 1935 Act that federal law should be used to override effective State policy. Indeed, Section 21 of the 1935 Act specifically indicates that "nothing in [the 1935 Act] shall affect . . .the jurisdiction of any other commission, board, agency, or officer of . . . any State . . . insofar as such jurisdiction does not conflict with any provision of [the 1935 Act]."

     In addition, the Report of National Power Policy Committee on Public Utility Holding Companies stated that "[w]hile Federal legislation does not try to regulate intrastate consumers' rates, it can help create conditions under which State legislation can establish rate structures based upon an objective and administratively workable standard of prudent investment in the properties..."Report of National Power Policy Committee on Public Utility Holding Companies, Appendix to Report No. 621, Report to Accompany S. 2796, 74th Congress, 1st Sess., May 14, 1935, at p. 57.

Section 8

     In the instant situation, the question presented is whether DRI could have acquired CNG, and thereby VNG, in the first instance. As discussed above, the answer is unclear under Virginia law and, thus, it is equally unclear that the Commission could have approved DRI's acquisition of CNG in the absence of a promise by DRI to dispose of VNG. Section 8 of the 1935 Act provides that "[w]henever a State law prohibits, or requires approval or authorization of, the ownership or operation by a single company of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, it shall be unlawful for a registered holding company, or any subsidiary company thereof . . .to acquire, without the express approval of the state commission, any direct or indirect interest in an electric utility company or gas utility company serving substantially the same territory as that served by such companies in which it already has an interest." A careful reading of
Section 8 indicates that the primary thrust of the Section is to preclude the use of a registered holding company, such as DRI, to circumvent any state law restrictions, in this case, those of Virginia, on the common ownership of gas and electric assets by the same company.

     Support  for  this  interpretation  of  Section  8 is  also  found  in  the
legislative   history  of  Section  8  which  advocates  a  policy  of  allowing combination utilities when they are permitted by State law. As noted in the Senate Interstate Commerce Committee "[Section 8] is concerned with competition in the field of distribution of gas and electric energy -- a field which is essentially a question of State policy, but which becomes a proper subject of Federal action where the extra-State device of a holding company is used to circumvent state policy." S. Rep. No. 2796, 74th Cong., 1st Sess., pt 1 at 31
(1935) (the "Senate Report"). Section 8 illustrates the belief that local regulators are in the best position to assess the needs of their communities. The 1935 Act was never intended to supplant local regulation but, rather, was intended to create conditions under which local regulation was possible. Note that Section 21 of the 1935 Act further codifies this legislative intent stating: "Nothing in [the 1935 Act] shall affect . . .the jurisdiction of any other commission, board, agency, or officer of . . .any State, or political subdivision of any State, over any person, security, or contract, insofar as such jurisdiction does not conflict with any provision of [the 1935 Act] . . .
 ." Thus, the 1935 Act should not be used as a tool to override legitimate State policy, particularly when the holding company involved is subject to both state and federal regulation.

     Much more recently, the Division of Investment Management noted in the report issued by the Division in June 1995 ("The Regulation of Public Utility Holding Companies", hereafter, the "1995 Report"), "it does not appear that the [Commission]'s precedent concerning additional systems precludes the [Commission] from relaxing its interpretation of Section 11(b)(1)(A)" and "that the utility industry is evolving toward the creation of one-source energy companies that will provide their customers with whatever type of energy supply they want, whether electricity or gas." The Division recommended that the Commission interpret Section 11(b)(1) of the 1935 Act to allow registered holding companies to hold both gas and electric operations as long as each affected State utility regulatory commission approves of the existence of such a company. (1995 Report, at 15-6). The Commission has adopted the Division's recommendation with respect to common ownership of electric and gas properties by registered holding companies, New Century Energies, Inc., HCAR No. 35-26748 (Aug. 1, 1997), to wit., such common ownership should not be barred by the 1935 Act when such common ownership is consistent with State law and policy. If the foregoing is correct, then the converse must also be true: the 1935 Act must, as originally contemplated by Section 8, also bar common ownership of electric and gas properties when such common ownership is not consistent with State law and policy. Thus, in approving any acquisition subject to Section 9(a)(2), the Commission must exercise its authority under Section 11(b) of the Act to order divestiture of a portion of those assets acquired when the acquisition of such portion would be prohibited by State law notwithstanding that the overall acquisition may be approved by the State and the Commission.

Section 11(b) of the 1935 Act

     Section 11(b) of the 1935 Act requires each registered holding company to take such actions as deemed necessary by the Commission to limit its operations to "a single integrated public-utility system, and to such other businesses as are reasonably incidental, economically necessary or appropriate to the operations of such integrated public-utility system." In 1935, the Senate stated that the purpose of Section 11 of the 1935 Act "is simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible." Report No. 621, Report to Accompany S. 2796, 74th Congress, 1st Sess., May 14, 1935, at p. 9.

     In the 1995 Report, the Division stated ". . . the Commission has recognized that section 11 does not impose "rigid concepts" but rather creates a "flexible" standard designed "to accommodate changes in the electric utility
industry....Congress,  in 1935,  recognized  that  competition  in the  field of distribution of gas and electric energy is essentially a question of state policy." The 1935 Act was intended to ensure compliance with State law in this regard. Thus, the Commission has the authority under Section 11(b) and, in fact, is required under Section 11(b), to order the divestiture of assets by a registered holding company when retention of such assets is inconsistent with State law.

     In requiring DRI to dispose of VNG, the Virginia Commission anticipated that such divestiture would not be harmful to the DRI system and, in fact that Virginia consumers would, in light of state restructuring, benefit from the introduction of a new competitor into the Virginia energy market. In the instant situation, the combined DRI-CNG system is sufficiently large that the disposition of VNG at the agreed purchase price will not have an adverse impact on the DRI-CNG system or its economical and efficient operation, management and growth.

     For all of the above reasons, DRI acknowledges, and respectfully requests the Commission to confirm, that DRI and CNG are required to dispose of VNG pursuant to Section 11(b) of the 1935 Act and, in particular, that the divestiture of VNG by DRI and CNG is being ordered pursuant to Section 11(b)(1) of the 1935 Act to effectuate the provisions of Section 11(b) of the 1935 Act and that such divestiture and the application of the proceeds of such divestiture to reduce outstanding indebtedness of CNG are necessary and appropriate to integrate the holding company system of which DRI and CNG are members. DRI and CNG further request the Commission to confirm that DRI and CNG are authorized pursuant to Section 12(d) of the 1935 Act to effect the disposition of VNG as contemplated by, and pursuant to the terms and conditions of, the Stock Purchase Agreement and this post-effective Amendment No. 6.

Item 4.  Regulatory Approvals.

     In addition to the order of the Commission approving DRI's acquisition of CNG, DRI's and CNG's divestiture of VNG has been mandated by the Virginia Commission in Order Approving Merger dated September 17, 1999, in State Corporation Commission Case No. PUA990020 and the Federal Trade Commission in its Order of November 4, 1999 in FTC File No. 991-0244 and Docket No. C-3901. DRI and CNG require no other regulatory approvals or consents to complete the transactions contemplated by the Stock Purchase Agreement.

Item 5.  Procedure.

     The Commission is respectfully requested forthwith to issue an order of the Commission granting and permitting this post-effective amendment to this Application-Declaration to become effective.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the disposition of VNG. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements.

Exhibit B-2    Stock Purchase Agreement (incorporated by reference from Form U-1
               Application-Declaration File No. 70-09707, Exhibit B-1).

Item 7.  Information as to Environmental Effects.

     The disposition of VNG neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 10(2)(C) of the National Environmental Policy Act, 42 U.S.C.
Section 4321, et seq. The only federal actions related to the disposition of VNG pertain to the Commission's approval of this post-effective amendment to this Application-Declaration under the 1935 Act and the other approvals and actions described in Item 4 above. The disposition of VNG will not result in changes in the operations of DRI, CNG or any of their respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

     Pursuant to the Public Utility Holding Company Act of 1935, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

DOMINION RESOURCES, INC.                      CONSOLIDATED NATURAL GAS COMPANY


By:/s/James F. Stutts                         By:/s/James F. Stutts
   ----------------------                        ------------------
Name:    James F. Stutts                      Name:    James F. Stutts
Title:   Vice President and                   Title:   Vice President and
         General Counsel                               General Counsel
Date:    June 29, 2000                        Date:    June 29, 2000